Exhibit 99.3

NICE Receives Ventana Research Technology Innovation Award for its
Contact Center Cross-Channel Interaction Analytics Solution

NICE recognized for innovative technology that helps businesses utilize interaction insights to achieve call volume reduction

RA’ANANA, ISRAEL, December 18, 2012 – NICE Systems (NASDAQ: NICE) announced today that it is the recipient of a 2012 Ventana Research Technology Innovation Award for operational innovation in the contact center. NICE was recognized for its Cross-Channel Interaction Analytics solution, a visionary and transformative technology that advances contact center operations and promotes overall business effectiveness.

“I congratulate NICE for its win in the category of operational innovation in the contact center,” said Mark Smith, CEO and Chief Research Officer, Ventana Research. “NICE’s solutions for the contact center stands out with their analytics technology, which has helped many businesses streamline their operations by engaging in more effective customer interactions across channels.”

The Ventana Research Technology Innovation Awards showcase the advanced applications that technology vendors have created in order to drive efficiency and productivity as well as better organizational performance and outcomes.

NICE Cross-Channel Analytics gives companies a broader understanding of customer needs. The solution captures and analyzes insights from various channels, including phone calls, texts, e-mails, and a number of systems, such as IVR and CRM notes, to deliver a holistic picture of the customer journey. This enables companies to identify behavior patterns, interaction sequencing, and call reasoning for 100 percent of calls.

Using these insights, companies can create targeted plans to improve first contact resolution and reduce call volume. For example, a leading US telecommunications company that uses the NICE Analytics solution has been able to improve first contact resolution by over 40 percent. Companies can also pinpoint where the next interaction is likely to occur and can proactively address customer needs in order to increase next call prevention.

“Customer interactions are becoming increasingly complex to manage, as customers today have more choices across more channels. In this environment, businesses must have the necessary tools to address customer needs and provide excellent service before these customers even reach the contact center,” said Yochai Rozenblat, President of the NICE Enterprise Group. “Our interaction analytics technology is impressive, but also practical. It helps businesses effectively manage customer interactions in order to reduce call volume and improve business operations.”

About Ventana Research
Ventana Research is a benchmark business technology research and advisory services firm. It provides insight and expert guidance on mainstream and disruptive technologies through a unique set of research-based offerings including benchmark research and technology evaluation assessments, education workshops, and its research and advisory services, Ventana On-Demand. Business and IT professionals worldwide are members of the Ventana Research community and benefit from its insights, as do highly regarded media and association partners around the globe. www.ventanaresearch.com.

About NICE Systems
NICE (NASDAQ: NICE) is the worldwide leader of software solutions that deliver strategic insights by capturing and analyzing mass quantities of structured and unstructured data in real time from multiple sources, including phone calls, mobile apps, emails, chat, social media, and video. NICE’s solutions enable organizations to take the Next-Best-Action to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Anat Earon-Heilborn + 972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Rozenblat, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.